Exhibit 99.5

Angola: Third oil discovery on deep offshore Block 17/06

Paris, May 6, 2011 - Total announces that its subsidiary, TEPA (Block 17/06) Limited, and Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.), have discovered hydrocarbons in the north-eastern area of the deep offshore block 17/06.

Drilled in a water depth of 445 meters, the Canna-1 well discovered hydrocarbons in reservoir of Miocene age and produced more than 5,000 barrels per day of high quality oil (33° API) during a production test.

Sociedade Nacional de Combustíveis de Angola (Sonangol) is the concessionaire of the Block 17/06. TEPA (Block 17/06) Limited is the operator of the Block 17/06 with a 30% stake. Total’s partners in the block are Sonangol Pesquisa e Produção S.A. (30%), Sonangol Sinopec International (SSI) Seventeen Limited (27.5%), ACREP Bloco 17 S.A. (5%), Falcon Oil Holding Angola S.A. (5%) and PARTEX Oil and Gas (Holdings) Corporation (2.5%).

Total Exploration & Production in Angola

Total is present in Angola since 1953. In Angola, Total operated 460,000 barrels oil equivalent per day (boe/d) in 2010, and its SEC* equity production amounted approximately 163,000 boe/d. This production comes essentially from Blocks 17,0 and 14.

Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under development for a production start in the second half of 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), for which the development was recently launched.

Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which 12 discoveries were made, confirming the oil potential of the block. Pre-development studies for a first production zone in the central south eastern portion of the block are underway.

In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied by the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. The project is underway with production expected to begin in 2012.

In Angola, as in all countries where Total operates, the Group is committed to developing the Angolan oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” and technology transfer plans, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.

*	SEC: United States Securities and Exchange Commission

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